FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 1, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2010.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2010 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2010

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

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SEK 2010 Interim Report No. 3

First nine months of 2010

•                  Operating profit (IFRS) amounted to Skr 971.7 million for the first nine months of 2010 (9M09: Skr 1,674.8 million)

•                  Adjusted operating profit (Core Earnings) amounted to Skr 1,048.6 million for the first nine months of 2010 (9M09: Skr 1,262.2 million)

•                  The volume of new customer financing amounted to Skr 39.1 billion for the first nine months of 2010 (9M09: Skr 84.0 billion)

Third quarter of 2010

•                  Operating profit (IFRS) for the third quarter of 2010 amounted to Skr 456.7 million (3Q09: Skr 319.0 million)

•                  Adjusted operating profit (Core Earnings) for the third quarter of 2010 amounted to Skr 441.0 million (3Q09: Skr 344.2 million)

2010

For the period

01/01/10 – 30/09/10

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 29, 2010.

Additional information about SEK, including investor presentations and the Annual Report for 2009, is available at www.sek.se

Upcoming release dates for economic information for the financial year 2010:

February 4:     Year-End report for 2010

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis that benefits the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	Jul-Sep,	Apr - Jun,		Jul-Sep,		Jan-Sep,	Jan-Sep,		Jan - Dec,		Jan - Sep,
	2010	2010		2009		2010	2009		2009		2010
Amounts (other than %) in mn	Skr	Skr		Skr		Skr	Skr		Skr		USD (6)

Results
Operating profit	456.7	235.8		319.0		971.7	1,674.8		2,368.6		144.2
Pre-tax return on equity (1)	14.1%	7.1%		12.3%		9.8%	21.5%		22.8%		9.8%
After-tax return on equity (1)	10.4%	5.2%		9.0%		7.2%	15.8%		16.8%		7.2%

Adjusted operating profit (Core Earnings) (2)	441.0	288.9		344.2		1,048.6	1,262.2		1,599.3		155.6
Pre-tax return on equity (Core Earnings) (1)	15.4%	9.8%		12.8%		11.9%	15.6%		14.8%		11.9%
After-tax return on equity (Core Earnings) (1)	11.4%	7.2%		9.4%		8.8%	11.5%		10.9%		8.8%

Customer operations
New customer financial transactions (3)	10,850	14,182		25,711		39,084	84,006		122,476		5,801
of which offers for new loans accepted by borrowers (3),(4)	10,850	14,182		25,711		39,084	83,296		121,465		5,801
Loans, outstanding and undisbursed (3), (4)	222,248	239,503		203,379		222,248	203,379		232,164		32,987

Borrowing
New long-term borrowings (5)	13,426	28,241		42,543		59,048	90,951		111,831		7,923
Outstanding senior debt	291,769	333,880		317,146		291,769	317,146		324,795		43,305
Outstanding subordinated debt	2,933	3,198		3,264		2,933	3,264		3,143		435

Total assets	342,195	388,655		368,159		342,195	368,159		371,588		50,790

Capital
Capital adequacy ratio, including Basel I-based additional requirements	19.4%	18.4	%(8)	18.0	%(8)	19.4%	18.0	%(8)	18.7	%(8)	19.4%
Capital adequacy ratio, excluding Basel I-based additional requirements	20.1%	18.7	%(7)	19.8	%(7)	20.1%	19.8	%(7)	19.8	%(7)	20.1%
Adjusted capital ratio adequacy, excluding Basel I-based additional requirements	21.1%	19.6	%(7)	20.7	%(7)	21.1%	20.7	%(7)	20.7	%(7)	21.1%

The notes that the footnote markers in the above table refer to are contained in “Supplemental Information” to the financial statements contained herein at the end of this Report.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at September 30, 2010 or December 31, 2009, as the case may be, and in matters concerning flows, amounts refer to the three-month period ended September 30, the nine-month period ended on September 30, or the twelve-month period ended on December 31, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Interim Report January — September 2010

Statement by the President

Corporate lending at high levels

SEK’s lending to Swedish businesses has now returned to the volumes seen before the financial crisis. More financial institutions are now offering financing, and the capital markets are now available to Swedish exporters. However, SEK’s focus on direct lending to Swedish exporters and their customers has led to corporate lending being at very high levels.

SEK’s operating profit (IFRS) for the first nine months of 2010 amounted to Skr 971.7 million, which is a decrease of Skr 703.1 million on the same period in 2009. This decrease is primarily due to unrealized fair value changes in assets and liabilities. Earnings were also negatively affected by lower net interest income, as well as costs pertaining to the state’s stability fund. Adjusted operating profit in the first nine months of 2010 amounted to Skr 1,048.6 million, compared with Skr 1,262.2 million for the corresponding period in 2009.

There is still uncertainty over how the market will develop ahead, but the new regulatory requirements that are currently being established, Basel III, will probably reduce the willingness and ability of banks to offer long-term financing. This is likely to further increase SEK’s importance as a lender to the Swedish export industry and as a cooperation partner for banks and other financial institutions. Our independent position and our role as a niche operator mean that we can and want to cooperate with all parties.

By creating advantages for customers we also benefit society and we are, of course, pleased that our customers believe that we add value. 92 percent of those companies asked in our latest customer survey believe that SEK is important for the development of new financial solutions for the Swedish export industry and 98 percent say they will use our services again. This is a high level of confidence which we will work hard to maintain.

Peter Yngwe
President

High lending volumes to corporates

SEK’s lending volumes for the first nine months of the year remained lower than in 2009 but were in line with previous years. Direct lending to Swedish exporters and their customers is at very high levels.

SEK’s lending for the first nine months of 2010 amounted to Skr 39.1 billion, which is a decrease of Skr 44.9 billion on the same period in 2009. Despite the significant decrease in overall volumes compared to the same period of 2009, our direct lending volumes to Swedish exporters and their customers are at very high levels.

The volume of outstanding and agreed unpaid export credits amounted to Skr 222.2 billion at the end of the period, compared with Skr 232.2 billion at the end of 2009. The total volume of outstanding offers for export credits amounted to Skr 67.7 billion at the end of the period, a decrease of Skr 16.8 billion compared with the end of 2009.

During the third quarter of 2010 SEK has financed a number of important Swedish export deals, such as the following.

ABB has won an order to construct a power cable between Ireland and the U.K., a deal that not only promotes Swedish industry but also the development of the renewable energy source of wind power. SEK is partially financing this deal in cooperation with other institutions, including Barclays and BNP Paribas. ABB’s project is valued at USD 500 million.

Setra Group AB is one of Sweden’s largest wood industry companies and a leading operator in Europe. A large share of its sales consists of exports, primarily to Europe, North Africa, the Middle East and Japan. In September, SEK and Setra signed a loan agreement for Skr 250 million with a five-year maturity. Part of this loan is guaranteed by EKN, Sweden’s Export Credit Guarantee Board.

Access to financing in local currency is an important competitive advantage for companies that are active in developing markets. During the third quarter of 2010 SEK helped companies like industrial company SCA with a loan in Mexican pesos.

New customer financing
(Skr billion)

	Jan-Sep, 2010	Jan-Sep, 2009
Lending for:
• Exporters	37.4	63.7
• SME-companies via the financial sector (1)	0.3	5.9
• Swedish infrastructure	1.4	13.7	(2)
Syndicated customer transactions	0.0	0.7
Total(3)	39.1	84.0

(1) For the promotion of financing of small and medium-sized export firms.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placements.

(3) Of which Skr 17.3 billion (9M09: Skr 15.3 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Increased liquidity in the capital markets

SEK’s new borrowing for the first nine months of the year amounted to approximately Skr 59 billion. The Japanese private bond market remains SEK’s primary funding market. Markets showed greater liquidity and less uncertainty in the third quarter than in the second quarter.

SEK continues to be successful in the international capital markets, which is crucial to SEK’s ability to continue to offer long-term financing for the Swedish export industry. New borrowing amounted to Skr 59.0 billion for the first nine months of the year, representing a Skr 31.9 billion decrease on the same period of the previous year. New borrowing in the third quarter amounted to Skr 13.4 billion. The decrease is primarily due to lower lending volumes.

In August 2010, the capital markets showed signs of improving liquidity and less uncertainty. There was also increased interest in SEK’s products, and in Swedish credit risk, from investors from different parts of the world.

The Japanese private bond market still accounts for the predominant share of SEK’s new borrowing. Japan accounted for approximately 64 percent of SEK’s total new borrowing in the period, while the U.S. market accounted for around 13 percent.

European markets including the Nordic region accounted for about 16 percent of SEK’s new borrowing, with the Swedish and Swiss markets proving particularly successful for SEK.

New borrowing
Long-term borrowing (Skr billion)

Markets, first nine months of 2010

Products, first nine months of 2010

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit certain fair-value changes, which are recognized for IFRS purposes.

Core Earnings is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values positions at market value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit (Core Earnings) does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Operating profit	456.7	235.8	319.0	971.7	1,674.8	2,368.6
Elimination for change in market valuation according to IFRS (Note 2)	-15.7	53.1	25.2	76.9	-412.6	-769.3
Adjusted operating profit (Core Earnings)	441.0	288.9	344.2	1,048.6	1,262.2	1,599.3
After-tax return on equity (Operating profit)	10.4%	5.2%	9.0%	7.2%	15.8%	16.8%
After-tax return on equity (Core Earnings)	11.4%	7.2%	9.4%	8.8%	11.5%	10.9%

January — September 2010

Operating profit (IFRS)

Operating profit (IFRS) for the first nine months of 2010 amounted to Skr 971.7 million, a decrease of 42.0 percent compared to the same period of 2009 (9M09: Skr 1,674.8 million). The decrease in operating profit was mainly due to unrealized fair-value losses. Last year’s results were positively affected by a net gain of Skr 412.6 million and this year’s results were negatively affected by a net loss of Skr 76.9 million. In addition, the reduction in operating profit (IFRS) is partially explained by a lower net interest margin, reduced profits from the repurchase of bonds issued by SEK and a realized loss on the settlement of certain securities held in SEK’s liquidity portfolio. See Note 5 for the definition of “liquidity portfolio”. The foregoing factors were partially offset by reduced provisions for credit losses and an increase in loan recoveries.

Net interest revenues

Net interest revenues for the first nine months of 2010 totaled Skr 1,391.4 million, a decrease of 9.4 percent from the same period last year (9M09: Skr 1,535.5 million). The decrease was partly due to fees related to the state’s stability fund, which were paid and recognized in the first half of 2010, and partly due to lower margins in SEK’s business.

The average margin on debt-financed assets was 0.47 percent, a decrease of 11.3 percent (9M09: 0.53 percent). As is noted above, the decrease in margin was partly due to lower margins in the business and partly due to fees of Skr 111.8 million related to SEK’s access to the state’s stability fund. These fees are payable in accordance with the Law on State Aid to Financial Institutions. Lower margins in the business mainly reflected the positive impact on margin that SEK experienced in 2009 due to advantageous borrowing costs in USD. The USD-EUR interest rate spread has decreased in 2010.

The average amount of debt-financed assets amounted to Skr 315.2 billion during the period, an increase of 0.6 percent from the corresponding period of 2009 (9M09: Skr 313.4 billion). The average size of the loan portfolio increased compared to the same period last year due to a large demand for loans in the full year 2009. The average volume in the liquidity portfolio decreased compared to the same period last year.

Net results of financial transactions

The net result of financial transactions for the first nine months of 2010 was Skr -101.1 million (9M09: Skr 718.9 million). The prior-year period’s result included unrealized gains from the revaluation of financial assets and liabilities at fair value amounting to Skr 412.6 million. By contrast, in the first nine months of 2010, the corresponding item consisted of an unrealized loss amounting to Skr 76.9 million. Last year’s large volume of the unrealized fair-value gains reflected the recovery from the financial crisis that had depressed market values in 2008. In addition, lower gains from the repurchase of bonds issued by SEK, and a loss realized on the settlement of certain securities held in the liquidity portfolio were recorded this year. Repurchases by SEK of its own bonds were significantly high in the first quarter of last year, driven by investors needing additional liquidity during the financial crisis and SEK’s ambition to support the pricing of its own debt in times of crisis. The volume of our repurchase-activity has since returned to more normal levels. The settlement of certain securities was undertaken to eliminate the risk of future losses, given the unstable economic situation in some European countries during the second quarter of 2010.

Personnel expenses and other expenses

Personnel expenses totaled Skr 180.7 million (9M09: Skr 201.9 million) and other expenses totaled Skr 136.5 million (9M09: Skr 108.2 million). Personnel expenses in the first nine months of 2010 did not include any accruals for costs of the general personnel incentive system, whereas, in the prior-year period, an accrual of Skr 15.2 million was recorded. The increase in other expenses is largely related to our continued efforts to strengthen internal controls.

Net credit losses

Credit losses for the first nine months of 2010 amounted to a net recovery of Skr 9.7 million (9M09: Skr -256.8 million). New impairments of financial assets amounted to Skr 118.9 million in the first nine months of 2010 (9M09: Skr 350.1 million). Impairments were higher in the first nine months of 2009 due to provisions for expected losses related to Glitnir Bank, and two CDOs with impaired ratings, as well as a general reserve for credit risks (unrelated to any defined counterparty). During 2010 additional impairments have been made on the two CDOs. Reversal of previous write-downs were made with Skr 128.0 million (9M09: Skr 92.1 million) and are mainly due to the fact that SEK´s claim on Glitnir Bank was sold in the second quarter of 2010 with a larger settlement than expected, and to a reversal of parts of the general reserve for credit risks (unrelated to any defined counterparty).

Third quarter 2010

Operating profit (IFRS)

For the third quarter, SEK reported an operating profit (IFRS) amounting to Skr 456.7 million. For the corresponding quarter of the previous year, operating profit (IFRS) amounted to Skr 319.0 million. The increase is primarily attributable to an increase in net interest revenues, an increase in the net results of financial transactions, and a decrease in net credit losses.

Net interest revenues

Net interest revenues for the third quarter amounted to Skr 489.6 million (3Q09: Skr 445.3 million). The increase from the prior-year period was principally due to increasing margins in new business in the loan portfolios.

Net results of financial transactions

The net results of financial transactions for the third quarter totaled Skr 56.4 million (3Q09: Skr 39.1 million). The increase was primarily due to unrealized gains in the values of assets and liabilities recorded at fair value; these were partly offset by lower gains from the repurchase of bonds issued by SEK.

Personnel expenses and other expenses

Personnel expenses for the third quarter totaled Skr 54.4 million (3Q09: Skr 63.3 million) and other expenses totaled Skr 32.1 million (3Q09: Skr 35.4 million). Personnel expenses did not include any accrual for costs of the general personnel incentive system in the third quarter of 2010, whereas, in the corresponding period last year, such accruals amounted to Skr 5.0 million.

Net credit losses

Net credit losses amounted to a recovery of Skr 0.2 million in the third quarter of 2010 (3Q09: a loss of Skr -56.4 million).

Balance sheet

Total assets and liquidity

SEK’s total assets amounted to Skr 342.2 billion as of September 30, 2010, a decrease of 7.9 percent from the 2009 year-end (Y-e 2009: Skr 371.6 billion). The decrease is primarily due to a stronger Swedish Krona, mainly against USD and Euro, which affects both the loan portfolio and the liquidity portfolio.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 222.2 billion as of September 30, 2010 (Y-e 2009: Skr 232.2 billion), representing a decrease of 4.3 percent since the 2009 year-end. Of the total amount at September 30, 2010, Skr 180.0 billion represented outstanding loans, a decrease of 3.2 percent from the 2009 year-end (Y-e 2009: Skr 185.9 billion). Included in the total amount of outstanding loans, loans in the S-system amounted to Skr 21.4 billion (Y-e 2009: Skr 14.3 billion). The increase in loans in the S-system since the 2009 year-end reflected favorable terms and high demand for new export loans.

As of September 30, 2010 the aggregate amount of outstanding offers amounted to Skr 67.7 billion, a decrease of 19.9 percent since the 2009 year-end (Y-e 2009: Skr 84.5 billion). Skr 54.8 billion (Y-e 2009: Skr 77.5 billion) of outstanding offers derived from the S-system. The total decrease in outstanding offers was partly due to acceptances during the period, and partly due, among other things, to a decline in demand for export loans from SEK because of better opportunities for companies to get funding from Swedish and foreign banks.

There have been no major changes in the composition of SEK’s total credit exposures since the 2009 year-end. Of the total counterparty exposure at September 30, 2010, 40 percent (Y-e 2009: 40 percent) was to states and foreign government export credit agencies; 42 percent (Y-e 2009: 44 percent) was to financial institutions and asset-backed securities; 12 percent (Y-e 2009: 10 percent) was to companies, and 6 percent (Y-e 2009: 6 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total Exposures” in Note 11.

We expect SEK’s hedging relationships to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain balance sheet items, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions, and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity

As of September 30, 2010, the aggregate volume of funds borrowed and shareholders’ equity exceeded, in the aggregate, the volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

Changes in fair value in other comprehensive income

Changes in fair value not reported in the income statement but in other comprehensive income amounted to Skr 701.1 million in the first nine months of 2010 (9M09: Skr 1,163.5 million) after tax, of which Skr 685.4 million (9M09: Skr 1,179.2 million) was attributable to available-for-sale securities and Skr 15.7 million (9M09: Skr -15.7 million) was attributable to derivatives in cash-flow hedges. The change in the fair value of available-for-sale securities included a Skr 649.9 million after-tax change on the value of the Swedbank shares held by SEK (9M09: Skr 1,137.9 million). For further information regarding the shareholding in Swedbank, see Note 10.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 20.1 percent as of September 30, 2010 (Y-e 2009: 19.8 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 19.4 percent as of September 30, 2010 (Y-e 2009: 18.7 percent), of which the core capital ratio was 19.3 percent (Y-e 2009: 17.9 percent). SEK’s non-perpetual subordinated debt amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed at par value on June 30, 2010 in accordance with the relevant loan agreement and permission from the Swedish Financial Supervisory Authority. See Note 11.

Post-balance sheet events

On October 28, 2010, SEK has sold its entire stake in Swedbank AB. The holding, totaling 38.3 million shares, was privately placed with a number of Swedish and international institutional investors. The shares represent approximately 3.3 percent of Swedbank’s total share capital. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares were acquired at a cost of Skr 997.6 million and have been sold for Skr 3,562.7 million resulting in a profit of Skr 2,565.1 million before taxes. The shares had a book value as of September 30, 2010 of Skr 3,592.0 million. Therefore, the profit from the sale will affect operating income after closing day, while equity will be mainly unaffected. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to announce an extra General Meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. This dividend must be approved by the owner, the Swedish state. Neither the sale of the shares nor the proposed dividend will affect SEK’s capital base negatively, as compared to the capital base reported as of September 30, 2010. For further information regarding the shareholding in Swedbank, see Note 10.

Consolidated income statements unaudited (except for Jan-Dec, 2009)

		Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
Skr mn	Note	2010	2010	2009	2010	2009	2009
Interest revenues		3,357.9	3,141.6	2,904.6	9,479.6	9,291.8	13,306.4
Interest expenses		-2,868.3	-2,654.6	-2,459.3	-8,088.2	-7,756.3	-11,312.1
Net interest revenues		489.6	487.0	445.3	1,391.4	1,535.5	1,994.3

Commissions earned		6.3	2.2	8.0	15.9	23.0	26.2
Commissions incurred		-4.7	-6.1	-9.8	-16.8	-20.9	-26.4
Net results of financial transactions	2	56.4	-137.1	39.1	-101.1	718.9	1,103.1
Operating income		547.6	346.0	482.6	1,289.4	2,256.5	3,097.2

Personnel expenses		-54.4	-63.2	-63.3	-180.7	-201.9	-312.2
Other expenses		-32.1	-61.5	-35.4	-136.5	-108.2	-159.0
Depreciations and amortizations of non-financial assets		-4.6	-2.5	-8.5	-10.2	-14.8	-11.1
Net credit losses	3	0.2	17.0	-56.4	9.7	-256.8	-246.3
Operating profit		456.7	235.8	319.0	971.7	1,674.8	2,368.6

Taxes	4	-122.1	-64.2	-85.3	-261.8	-444.7	-641.3
Net profit for the period (after taxes)		334.6	171.6	233.7	709.9	1,230.1	1,727.3

Consolidated statements of comprehensive income, in summary unaudited (except for Jan-Dec, 2009)

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Profit for the period reported via income statement	334.6	171.6	233.7	709.9	1,230.1	1,727.3
Other comprehensive income
Available-for-sale securities	836.7	-17.1	922.1	930.1	1,600.0	1784.5
Derivatives in cash flow hedges	-30.8	10.3	-19.8	21.3	-21.3	25.0
Tax on other comprehensive income	-212.0	1.7	-237.3	-250.3	-415.2	-475.9
Total other comprehensive income	593.9	-5.1	665.0	701.1	1,163.5	1,333.6
Total comprehensive income	928.5	166.5	898.7	1,411.0	2,393.6	3,060.9

Consolidated balance sheets unaudited (except for Jan-Dec, 2009)

Skr mn	Note	September 30, 2010	December 31, 2009
Assets
Cash in hand		0.0	0.0
Treasuries/government bonds	5, 6	955.0	11,717.4
Other interest-bearing securities except loans	5, 6	108,264.7	123,378.6
Loans in the form of interest-bearing securities	5, 6	76,806.8	87,499.1
Loans to credit institutions	3, 5, 6	29,318.5	41,179.7
Loans to the public	3, 5, 6	83,931.0	75,890.1
Derivatives	6, 7	32,673.6	22,654.1
Shares and participation	6	3,592.0	2,710.1
Property, plant, equipment and intangible assets		124.9	130.7
Other assets		3,294.4	1,962.9
Prepaid expenses and accrued revenues		3,234.0	4,465.3
Total assets		342,194.9	371,588.0

Liabilities and equity
Borrowing from credit institutions	6	7,257.9	4,049.9
Borrowing from the public	6	19.6	0.0
Senior securities issued	6	284,491.5	320,745.3
Derivatives	6, 7	26,788.2	22,567.3
Other liabilities		1,847.6	2,536.5
Accrued expenses and prepaid revenues		3,105.8	3,913.7
Deferred tax liabilities		1,361.0	1,123.8
Provisions		41.8	53.5
Subordinated securities issued	6	2,933.3	3,142.8
Total liabilities		327,846.7	358,132.8

Share capital		3,990.0	3,990.0
Reserves		2,065.9	1,364.8
Retained earnings		7,582.4	6,373.1
Net profit for the period		709.9	1,727.3
Total equity		14,348.2	13,455.2

Total liabilities and equity		342,194.9	371,588.0

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		315.8	236.1

Contingent assets and liabilities	10	5.7	5.8

Commitments
Committed undisbursed loans	10	42,232.2	46,331.1

Consolidated statements of changes in equity, in summary unaudited (except for Jan-Dec, 2009)

			Reserves
Consolidated Group			Hedge	Fair value
Skr mn	Total equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-Sep, 2009	2,393.6		-15.7	1,179.2		1,230.1
Closing balance of equity September 30, 2009	12,787.9	3,990.0	145.8	1,048.9	6,373.1	1,230.1

Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-Dec, 2009	3,060.9		18.5	1,315.1		1,727.3
Closing balance of equity December 31, 2009	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Comprehensive income Jan-Sep, 2010	1,411.0		15.7	685.4		709.9
Dividend paid	-518.0				-518.0
Closing balance of equity September 30, 2010	14,348.2	3,990.0	195.7	1,870.2	7,582.4	709.9

(1) Until April 29, 2010, divided into 2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000. At the Annual General Meeting of April 29, 2010, the Articles of Association were changed so that the division of the company’s shares into A-shares and B-shares was abolished, effective April 29, 2010. The change was approved by the Swedish Financial Supervisory Authority in August 2010.

The Swedish Government has established a guarantee of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Consolidated statements of cash flows, in summary unaudited (except for Jan-Dec, 2009)

	Jan - Sep,	Jan - Sep,	Jan - Dec,
Skr mn	2010	2009	2009
Cash flow from operating activities	10,866.8	-29,945.4	-37,332.8
Cash flow from investing activities	-4.4	-99.9	-3.2
Cash flow from financing activities (1)	-24,182.8	30,618.6	31,192.7
Net decrease (-) /increase (+) in cash and cash equivalents	-13,320.4	573.3	-6,143.3

Cash and cash equivalents at beginning of year	17,636.5	23,771.1	23,771.1
Net decrease (-) /increase (+) in cash and cash equivalents	-13,320.4	573.3	-6,143.3
Exchange rate differences on cash and cash equivalents	-4.9	11.2	8.7
Cash and cash equivalents at end of period (2)	4,311.2	24,355.6	17,636.5

(1) Of which Skr -518.0 million relates to shareholder dividends (09M09: Skr 0.0).

(2) “Cash and cash equivalents” includes, in this context, cash, cash equivalents and short-term investments for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date. According to Note 5, the Group’s total deposits and cash at banks amounted to Skr 8,313.6 million as of September 30, 2010 (09M09: Skr 24,355.6 million), of which Skr 4,002.4 million (09M09: Skr 2,215.7 million) had a duration more than three months at the date of acquisition. Cash and cash equivalents are included in the balance sheet under the line item “loans to credit institutions”.

Notes

1	Applied accounting principles
2	Net results of financial transactions
3	Impairment and past-due receivables
4	Taxes
5	Loans and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	S-system
9	Segment reporting
10	Contingent liabilities, contingent assets and commitments
11	Capital adequacy and exposures
12	Post-balance sheet events

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting.  The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations of these standards as adopted by the European Commission.  The accounting follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual reports in credit institutions and securities companies” (FFFS 2008:25). In addition to this the supplementary accounting rules for groups (RFR 1.3) issued by the Swedish Financial Reporting Board have been applied.

Effective for 2010, two changes have been introduced in the accounting standards which could potentially have a material impact on SEK’s financial statements in future periods. The changes in IFRS 3 Business Combinations, effective as of the beginning of 2010, change how business combinations are accounted for in respect of transaction costs, possible contingent considerations and business combinations achieved in stages. The changes will not have an impact on previous business combinations but will be applied by the Group for new acquisitions if any. These amendments have not effected the Consolidated Group´s financial statements. In addition, there have been amendments made to IAS 27 Consolidated and Separate Financial Statements which introduces new principles to account for changes in ownership in subsidiaries. The Group has revised titles of certain assets line items on its balance sheet to use the term “loans” instead of “credits”.

In all other respects, the Group’s accounting policies and methods of computation followed for the interim financial statements are the same as those used for the 2009 annual financial statements.

The interim financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2009.

Note 2. Net results of financial transactions

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Net result of financial transactions was related to:
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	-0.1	-0.8	8.2	1.4	30.7	31.5
Realized results on settled assets and repurchased debt	40.8	-83.2	56.1	-25.6	275.6	302.3
Total net result of financial transactions, before certain fair value changes	40.7	-84.0	64.3	-24.2	306.3	333.8

Changes in fair value related to financial assets, financial liabilities and related derivatives	15.7	-53.1	-25.2	-76.9	412.6	769.3
Total net result of financial transactions	56.4	-137.1	39.1	-101.1	718.9	1,103.1

Note 3. Impairment and past-due receivables

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Write-down of impaired financial assets (1), (2), (3)	-2.5	-91.2	-65.5	-118.9	-350.1	-436.0
Reversal of previous write-downs (1),(3),(4)	2.6	108.1	9.0	128.0	92.1	153.0
Net impairments and reversals	0.1	16.9	-56.5	9.1	-258.0	-283.0
Recovered credit losses	0.1	0.1	0.1	0.6	1.2	36.7
Net credit losses	0.2	17.0	-56.4	9.7	-256.8	-246.3

Changes in reserves of financial assets:
Balance brought forward	-559.3	-947.8	-1,200.3	-939.9	-1,028.5	-1,028.5
Impaired financial assets sold (1),(5)	—	371.6	7.5	371.6	37.3	371.6
Net impairments and reversals	0.1	16.9	-56.5	9.1	-258.0	-283.0
Balance carried forward	-559.2	-559.3	-1,249.3	-559.2	-1,249.2	-939.9

(1) No impairment charges were recorded in the first nine months of 2010 in relation to SEK’s exposure to Glitnir Bank (9M09: Skr 63.8 million). The total impairment related to Glitnir Bank at the 2009 year-end was Skr 459.0 million. The exposure was settled during the second quarter 2010 which resulted in a reversal of previous write-downs of Skr 87.4 million.

(2) Of which an impairment has been recorded of Skr 119.4 million (9M09: Skr 143.5 million) for the nine-month period ending September 30, 2010 regarding two CDOs, increasing the total of such impairment to Skr 472.3 million (Y-e 2009: Skr 352.9 million). The assets have a book value before the impairment of Skr 634.0 million (Y-e 2009: Skr 683.5 million). These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. The ratings of the CDOs were downgraded severely during 2008 and 2009. Based on information presently known, SEK makes the assessment that the assets will not generate sufficient cash flow to cover the Company’s claim.

(3) The amount for the first nine months of 2010 includes reversal of Skr 35.0 million (as compared to a provision of Skr 80.0 million in the first nine months of 2009) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 50.0 million at the period end (Y-e 2009: Skr 85.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for.

(4) The amounts for 2009 are mainly related to Venantius whereas the amounts for 2010 are mainly related to the impairment related to Glitnir Bank in connection with the settlement and the reversal of SEK’s provision without any defined counterparty.

(5) The amounts for 2009 are mainly related to impaired financial assets in Venantius and the amounts for 2010 are related to the sale of SEKs exposure in Glitnir Bank.

Past-due receivables

The Company reports credits with principal or interest that is more than 90 days past due as past-due credits. Credits past due have been impaired to reflect the amounts expected to actually be received at settlement.

(Skr mn)
Past-due and doubtful credits:	September 30, 2010	December 31, 2009
Past-due credits:
Aggregate amount of principal and interest more than 90 days past-due	0.2	0.0

Principal amount less than 90 days past-due on such credits	0.0	0.0

Principle amount not past-due on such amount	43.5	0.0

Of the aggregate amount of principal and interest past due Skr 0.2 million (Y-e 2009: Skr 0.0 million) was due for payment more than three but less than six months ago, and Skr 0.0 million (Y-e 2009: Skr 0.0 million) was due for payment more than six but less than nine months ago.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences including costs for tax related to untaxed reserves.

Note 5. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. However, deposits, as well as cash at banks, are not a part of total loans, although they are recorded in the items “loans to credit institutions” and “loans to the public”. Thus, SEK’s total loans and liquidity are calculated as follows:

Skr mn	September 30, 2010	December 31, 2009
Loans:
Loans in the form of interest-bearing securities	76,806.8	87,499.1
Loans to credit institutions	29,318.5	41,179.7
Loans to the public	83,931.0	75,890.1
Less:
Deposits and cash at banks	-8,313.6	-18,736.5
Total loans	181,742.7	185,832.4

Liquidity:
Treasuries/government bonds	955.0	11,717.4
Other interest-bearing securities except loans	108,264.7	123,378.6
Deposits and cash at banks	8,313.6	18,736.5
Total liquidity	117,533.3	153,832.5

Total interest-bearing assets	299,276.0	339,664.9

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	September 30, 2010
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Treasuries/government bonds	955.0					955.0
Other interest-bearing securities except loans	108,264.7		5,904.3		6,428.8	95,931.6
Loans in the form of interest-bearing securities	76,806.8		2,453.5			74,353.3
Loans to credit institutions	29,318.5					29,318.5
Loans to the public	83,931.0					83,931.0
Derivatives	32,673.6	18,714.7		13,958.9
Shares and participation (3)	3,592.0				3,592.0
Total financial assets	335,541.6	18,714.7	8,357.8	13,958.9	10,020.8	284,489.4

Financial liabilities by accounting category:

	September 30, 2010
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (5)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (4)
Borrowing from credit institutions	7,257.9				7,257.9
Borrowing from the public	19.6				19.6
Senior securities issued	284,491.5		163,019.2		121,472.3
Derivatives	26,788.2	24,215.8		2,572.4
Subordinated securities issued	2,933.3				2,933.3
Total financial liabilities	321,490.5	24,215.8	163,019.2	2,572.4	131,683.1

Financial assets by accounting category:

	December 31, 2009
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (7)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (6)
Treasuries/government bonds	11,717.4					11,717.4
Other interest-bearing securities except loans	123,378.6		7,399.3		3,211.9	112,767.4
Loans in the form of interest-bearing securities	87,499.1		2,637.4			84,861.7
Loans to credit institutions	41,179.7					41,179.7
Loans to the public	75,890.1					75,890.1
Derivatives	22,654.1	15,379.1		7,275.0
Shares and participation (3)	2,710.1				2,710.1
Total financial assets	365,029.1	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

Financial liabilities by accounting category:

	December 31, 2009
		Financial liabilities at fair value through profit or loss
		Held for
		trading
		Derivatives	Designated	Derivatives
		used for	upon initial	used for	Other
		economic	recognition	hedge	financial
Skr mn	Total	hedges (9)	(FVO)	accounting	liabilities (8)
Borrowing from credit institutions	4,049.9				4,049.9
Borrowing from the public	0.0
Senior securities issued	320,745.3		140,756.2		179,989.1
Derivatives	22,567.3	19,984.1		2,583.2
Subordinated securities issued	3,142.8				3,142.8
Total financial liabilities	350,505.3	19,984.1	140,756.2	2,583.2	187,181.8

(1) Of loans and receivables, approximately 11 percent are subject to fair-value hedge accounting and 4 percent are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(3) Relating to shareholdings in Swedbank AB. For further information, see Note 10.

(4) Of other financial liabilities, approximately 88 percent are subject to fair-value hedge accounting.

(5) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(6) Of loans and receivables, approximately 11 percent are subject to fair-value hedge accouting and 4 percent are subject to cash-flow hedge accounting.

(7) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(8) Of other financial liabilities, approximately 80 percent are subject to fair-value hedge accounting.

(9) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

The change in fair value for the period January 1 to September 30, 2010, which was attributable to a change in credit risk related to SEK’s liabilities, affected operating profit during that nine-month period negatively by Skr 30.7 million (09M09: Skr 21.1 million), while the change in fair value related to derivatives affected operating profit negatively by Skr 2.2 million (09M09: Skr -31.6 million).

During the nine-month period ended September 30, 2010, repayments of long-term debt amounted to approximately Skr 112.9 billion (9M09: Skr 144.8 billion), and repuchases of SEK’s own debts amounted to approximately Skr 7.5 billion (9M09: Skr 8.6 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the Company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforemention reclassification of the fair value of assets previously accounted for as held-for-trading securities to the category “loans and receivables”occurred on  October 1, 2008 with retroactive effect from July

1, 2008. This reclassification affected SEK’s results by avoiding a negative earnings effect of Skr 15.2 million for the period January 1 to September 30, 2010 and a positive earnings effect of Skr 157.7 million for the period January 1 to September 30, 2009. The reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 142.0 million for the period January 1 to December 31, 2009. With respect to the period January 1 to September 30, 2010, total interest revenues of Skr 54.9 million were derived from these reclassified assets, while, with respect to the period January 1 to September 30, 2009, total interest revenues of Skr 128.9 million were derived from these assets. With respect to the period January 1 to December 31, 2009, total interest revenues Skr 152.6 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.7 percent.

	September 30, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	3,493.8	3,517.7	3,497.4	4,884.5	4,879.4

	December 31, 2009			December 31, 2008
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	4,852.1	4,884.5	4,879.4	7,612.3	7,465.2

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. The reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 21.9 million for the period January 1 to September 30, 2010 and by avoiding a positive effect of Skr 394.1 million for the period January 1 to September 30, 2009 . For the period January 1 to December 31, 2009 the reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 360.2 million. With respect to the period January 1 to September 30, 2010, total interest revenues of Skr 98.7 million were derived from these reclassified assets and of the period January 1 to September 30, 2009 total interest revenues Skr 205.5 million is derived from these assets. With respect to the period January 1 to December 31, 2009, total interest revenues of Skr 247.7 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.6 percent.

	September 30, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	4,417.1	4,440.8	4,419.9	6,257.9	6,214.2
Loans in the form of interest-bearing securities	1,740.4	1,824.2	1,824.4	4,167.3	4,168.4
Total	6,157.5	6,265.0	6,244.3	10,425.2	10,382.6

	December 31, 2009			December 31, 2008
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	6,216.3	6,257.9	6,214.2	8,339.8	8,004.5
Loans in the form of interest-bearing securities	4,089.4	4,167.3	4,168.4	4,852.4	4,784.9
Total	10,305.7	10,425.2	10,382.6	13,192.2	12,789.4

Note 7. Derivatives

Derivative instruments by categories:

	September 30, 2010			December 31, 2009
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Currency-related contracts	6,213.4	8,907.6	149,163.6	5,284.3	4,601.1	198,778.8
Interest rate-related contracts	20,965.3	8,942.7	245,068.2	12,833.5	8,784.6	256,756.6
Equity-related contracts	4,735.3	7,551.6	80,300.8	3,562.9	7,325.7	58,747.1
Contracts rel. to commodities, loan risk, etc.	759.6	1,386.3	19,569.9	973.4	1,855.9	19,425.7
Total derivatives	32,673.6	26,788.2	494,102.5	22,654.1	22,567.3	533,708.2

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK use models to adjust the net exposure fair value for changes in a counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total Exposures” in Note 11, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of September 30, 2010 the nominal amount of such financial guarantee contracts was Skr 20,463.1 million (Y-e 2009: Skr 25,225.6 million).

Note 8. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(c) in the Annual Report for 2009. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 34.2 million for the nine-month period (3Q09: Skr 19.3 million), is shown as a part of operating income in the income statement for SEK. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the nine-month period ended September 30, 2010 amounted to Skr -82.1 million (3Q09: Skr -22.2 million), of which the net result for the CIRR loans represented Skr -52.7 million (3Q09: Skr 6.2 million).

Income statements for the S-system

	Jul - Sep,	Apr - Jun,	Jul - Sep,	Jan - Sep,	Jan - Sep,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009
Interest revenues	183.0	167.3	120.7	494.4	364.9	493.6
Interest expenses	-175.7	-177.8	-132.7	-543.5	-370.3	-507.2
Net interest revenues	7.3	-10.5	-12.0	-49.1	-5.4	-13.6
Remuneration to SEK	-12.6	-12.0	-6.5	-34.2	-19.3	-27.3
Foreign exchange effects	4.4	-3.2	1.2	1.2	2.5	-2.3
Reimbursement from (to) the State	0.9	25.7	17.3	82.1	22.2	43.2
Net result	0.0	0.0	0.0	0.0	0.0	0.0

Balance sheets for the S-system

(included in SEK’s balance sheets)

(Skr mn)	September 30, 2010	December 31, 2009
Loans	21,375.9	14,356.2
Derivatives	0.4	232.5
Other assets	2,232.5	581.3
Total assets	23,608.8	15,170.0

Liabilities	21,631.2	14,627.9
Derivatives	1,977.6	542.1
Equity	—	—
Total liabilities and equity	23,608.8	15,170.0

Commitments
Committed undisbursed loans	21,968.9	26,386.2

Note 9. Segment reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of loans, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of loans amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 1 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of loans”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure, adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings) equals operating profit (IFRS) excluding some market valuation effects recorded according to IFRS.

Granting of loans includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other third party investors.

Income Jul-Sep, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	3,357.9	-2,872.0	485.9	0.1	0.0	0.1
Other segments (1)	0.0	0.0	0.0	6.2	0.9	7.1
Elimination (3)	—	3.7	3.7	—	-0.9	-0.9
Total	3,357.9	-2,868.3	489.6	6.3	0.0	6.3

Income Apr-Jun, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	3,141.5	-2,658.1	483.4	0.0	0.0	0.0
Other segments (1)	0.1	0.0	0.1	2.2	4.8	7.0
Elimination (3)	—	3.5	3.5	—	-4.8	-4.8
Total	3,141.6	-2,654.6	487.0	2.2	0.0	2.2

Income Jul-Sep, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	2,904.6	-2,464.6	440.0	0.3	0.0	0.3
Other segments (1)	0.0	0.0	0.0	7.7	5.3	13.0
Elimination (3)	—	5.3	5.3	—	-5.3	-5.3
Total	2,904.6	-2,459.3	445.3	8.0	0.0	8.0

Income Jan-Sep, 2010

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	9,479.5	-8,099.8	1,379.7	0.2	0.0	0.2
Other segments (1)	0.1	0.0	0.1	15.7	7.9	23.6
Elimination (3)	—	11.6	11.6	—	-7.9	-7.9
Total	9,479.6	-8,088.2	1,391.4	15.9	0.0	15.9

Income Jan-Sep, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	9,291.6	-7,761.6	1,530.0	0.9	0.0	0.9
Other segments (1)	0.2	-0.0	0.2	22.1	29.8	51.9
Elimination (3)	—	5.3	5.3	—	-29.8	-29.8
Total	9,291.8	-7,756.3	1,535.5	23.0	0.0	23.0

Income Jan-Dec, 2009

				External	Internal	Sum of
	Interest	Interest	Net interest	commissions	commissions	comissions
Skr mn	revenues	expenses	revenues	earned	earned	earned
Granting of loans	13,306.1	-11,319.8	1,986.3	1.0	0.0	1.0
Other segments (1)	0.3	-0.0	0.3	25.2	46.5	71.7
Elimination (3)	—	7.7	7.7	—	-46.5	-46.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

Operating profit	Jul-Sep	Apr-Jun,	Jul-Sep	Jan-Sep,	Jan-Sep,	Jan - Dec,
Skr mn	2010	2010	2009	2010	2009	2009

Granting of loans	439.4	289.9	342.3	1,044.9	1,238.8	1,564.7
Other segments	1.6	-1.0	1.9	3.7	23.4	34.6
Adjusted operating profit (core earnings) (2)	441.0	288.9	344.2	1,048.6	1,262.2	1,599.3
Change in value according to IFRS	15.7	-53.1	-25.2	-76.9	412.6	769.3
Operating profit (4)	456.7	235.8	319.0	971.7	1,674.8	2,368.6

Assets (4)
Skr mn	September 30, 2010	December 31, 2009

Granting of loans	341,814.0	370,076.8
Other segments (1)	380.9	1,511.2
Elimination	—	—
Total	342,194.9	371,588.0

(1) Other segments consists of the segments advisory services and capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4)  Including unrealized fair-value changes according to IAS 39.

Note 10. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the balance sheet as of September 30, 2010. Contingent liabilities consist of liabilities related to previous loans in Venantius AB. Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 42,232.2 million of committed undisbursed loans at September 30, 2010 (Y-e 2009: Skr 46,331.1 million), committed undisbursed loans under the S-system represented Skr 21,968.9 million (Y-e 2009: Skr 26,386.2 million). Such commitments sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 8).

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees total approximately Skr 1.3 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” standard has not been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that, the company will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. But SEK’s set-off and damage claims have not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of the group’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Lehman Brothers Holdings Inc.’s bankruptcy.

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which claim has been rejected by SEK. SEK has subsequently subscribed for new shares in a rights offering of Swedbank AB. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009. SEK’s holding in Swedbank AB remains at 3.3 percent and the number of shares now amounts to 38,280,000. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

Note 11. Capital adequacy and exposures

Capital adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of September 30, 2010 was 20.1 percent (Y-e 2009: 19.8 percent) without taking into account the effects of currently applicable transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2010 was 19.4 percent (Y-e 2009: 18.7 percent). The Tier-1 ratio as of September 30, 2010 was 19.3 percent (Y-e 2009: 17.9 percent). For SEK, the legal, formal capital requirement is expected to decrease when the transitional rules are no longer applicable, since new capital adequacy regulations better reflect the low risk in SEK’s loan portfolio. The transitional rules are valid through the end of 2011.

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2009. The discussion of risks in the Annual Report for 2009 remains materially accurate as of the date hereof.

Capital base

Skr mn	September 30, 2010	December 31, 2009
Primary capital (Tier-1)	12,428	12,556
Supplementary capital (Tier-2) (1)	75	606
...Of which upper Tier-2	—	181
...Of which lower Tier-2	75	425
Total capital base (2)	12,503	13,162

Adjusted Tier-1 capital (3)	13,028	13,156
Adjusted total capital base	13,103	13,762

(1) SEK’s non-perpetual subordinated debt amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed as of June 30, 2010 at its nominal value in accordance with the relevant loan agreement and permission from the Swedish Financial Supervisory Authority.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach. The capital base includes net profit for the period less proposed and expected dividends related to the said period. The capital base has been reduced by the book value of shares in Swedbank AB (as of September 30, 2010, Skr 3,592.0 million, and, as of December 31, 2009, Skr 2,710.0 million) because the value exceeds 10 percent of the total capital base.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of the  state-provided guarantee, amounting to Skr 600 million, to which SEK has access, in addition to the legal primary capital base.

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. As of  September 30, 2010, the deduction from the capital base amouted to Skr 82 million. The amount reduces Tier-1 capital. As of December 31, 2009, impairments exceeded the theoretically calculated expected loss amout by Skr 181 million. The excess amount was added to SEK’s Tier-2 capital.

Capital requirements in accordance with Pillar 1

	September 30, 2010		December 31, 2009
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	926	74	842	67
Credit risk IRB method	58,042	4,643	62,349	4,988
Currency exchange risks	—	—	—	—
Operational risk	3,137	251	3,137	251
Total Basel II	62,105	4,968	66,328	5,306

Basel I based additional requirement (1)	2,294	184	3,880	311
Total Basel II inkl. additional requirement	64,399	5,152	70,208	5,617

Total Basel I	80,499	6,440	87,760	7,021

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions and other operational revenues.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules for those institutions that use internal rating methods. Therefore, during a transitional period initially set from 2007 to 2009 but subsequently extended to 2011, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk-sensitive, Basel I rules. In the event that the capital requirement calculated under the Basel I rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009, 2010 and 2011 — has exceeded the capital requirement based on the Basel II rules, the capital requirement based on the Basel I rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period.

Capital adequacy analysis (Pillar 1)

	September 30, 2010		December 31, 2009
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	20.1%	19.4%	19.8%	18.7%
...Of which related to primary capital (Tier-1)	20.0%	19.3%	18.9%	17.9%
...Of which related to supplementary capital (Tier-2)	0.1%	0.1%	0.9%	0.9%
Of which upper Tier-2	—	—	0.3%	0.3%
Of which lower Tier-2	0.1%	0.1%	0.6%	0.6%
Adjusted total	21.1%	20.3%	20.7%	19.6%
...Of which adjusted Tier-1	21.0%	20.2%	19.8%	18.7%

Capital adequacy quota (total capital base/total required capital)	2.52	2.43	2.48	2.34

Exposures

Total exposures

Skr billion	Total				Loans & interest-bearing securitites				Undisbursed loans, derivatives, etc
Classified by type of	September 30, 2010		December 31, 2009		September 30, 2010		December 31, 2009		September 30, 2010		December 31, 2009
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments (1)	112.6	32	125.6	32	76.7	26	86.4	26	35.9	61	39.2	64
Regional governments	22.8	6	24.0	6	22.3	8	23.2	7	0.5	1	0.8	1
Government export credit agencies	28.7	8	33.5	8	26.0	9	30.0	9	2.7	5	3.5	6
Financial institutions	119.1	34	137.9	35	103.8	35	123.3	37	15.3	26	14.6	24
Asset backed securities	26.7	8	33.9	9	26.7	9	33.9	10	0.0	0	0.0	0
Corporates	41.3	12	38.7	10	37.3	13	35.3	11	4.0	7	3.4	5
Total	351.2	100	393.6	100	292.8	100	332.1	100	58.4	100	61.5	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

Asset-backed securities held

The tables below include current, aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage and impairments) related to asset-backed securities held, as well as current ratings information. Ratings in the tables are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available, the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/‘Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn

	September 30, 2010
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	4,768							4,768	4,768
Belgium	779							779	779
France			191					191	191
Germany			593	75				668	668
Ireland	1,053						270	1,323	741			312	(2)	270	(2)
Japan			12					12	12
Netherlands	1,200		9				187	1,396	1,396
Portugal	397							397	397
Spain	1,152		140		186		340	1,818	1,120	368	(2)	330	(2)
United Kingdom	10,060	870						10,930	10,930
United States		458				161	3,338	3,957	2,093	1703	(2)					161	(1)
Total	19,409	1,328	945	75	186	161	4,135	26,239	23,095	2,071		642		270		161

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets were downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 472.3 million for these assets as of September 30, 2010.

(2) Of these assets, Skr 2,238.6 million still have the highest-possible rating from at least one of the rating institutions.

(3) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Net exposures Skr mn

	December 31, 2009
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Ireland	1,306						462	1,767	1,306	173	(2)			289	(2)
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47	(2)
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	(2)	475	(2)
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1,189	(2)					330	(1)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780		475		289		330

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets were downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. The Company has recorded a total impairment of Skr 353 million for these assets as of December 31, 2009.

(2) Of these assets, Skr 1,786.0 million still have the highest-possible rating from at least one of the rating institutions.

(3)  RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Note. 12  Post-balance sheet events

On October 28, 2010, SEK has sold its entire stake in Swedbank AB. The holding, totaling 38.3 million shares, was privately placed with a number of Swedish and international institutional investors. The shares represent approximately 3.3 percent of Swedbank’s total share capital. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares were acquired at a cost of Skr 997.6 million and have been sold for Skr 3,562.7 million resulting in a profit of Skr 2,565.1 million before taxes. The shares had a book value as of September 30, 2010 of Skr 3,592.0 million. Therefore, the profit from the sale will affect operating income after closing day, while equity will be mainly unaffected. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to announce an extra General Meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. This dividend must be approved by the owner, the Swedish state. Neither the sale of the shares nor the proposed dividend will affect SEK’s capital base negatively, as compared to the capital base reported as of September 30, 2010. For further information regarding the shareholding in Swedbank, see Note 10.

Stockholm, October 29, 2010

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Jan Belfrage Director of the Board	Helena Levander Director of the Board	Jan Roxendal Director of the Board

Risto Silander Director of the Board	Eva Walder Director of the Board	Per Östensson Director of the Board

Peter Yngwe President

Supplemental Information

(1)  Return on equity: operating profit, before and after standard taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the year. The standard tax rate is 26.3 percent. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening balance of equity.

(2) Adjusted operating profit (Core Earnings): operating profit (IFRS) excluding unrealized fair-value changes according to IFRS, before and after taxes. Fair-value changes relate to financial assets except held-for-trading securities and financial liabilities, and to derivatives related to these assets (see Note 2).

(3) Total customer financial transactions include new loans accepted and syndicated customer transactions. “Offers accepted” refers to all loans accepted, regardless of maturities.

(4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted on traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this interim report therefore relate to amounts based on this definition (see Note 5).

(5) New borrowing with maturities exceeding one year.

(6) Translated as of September 30, 2010, at an exchange rate of Skr 6.7375 per USD. New borrowings are translated at current exchange rates.

(7) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar I, excluding adjustments during the transitional period 2007-2011 regarding required minimum capital. Please see Note 11 “Capital Adequacy and Exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with the inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion has not been expressly approved by the regulator) expressed as a percentage of risk-weighted assets.

(8) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar I, calculated in accordance with §5 of the law (Law 2006:1372) on implementation of the law (Law 2006:1371) on capital adequacy and large exposures.